Exhibit 99.8

Grandview Gold Inc.

(An Exploration Stage Company)

Interim Financial Statements

(Unaudited)

For the Three and Nine Months Ended February 28, 2009

(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim financial statements of Grandview Gold Inc. (A Development Stage Enterprise) were prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles have been set out in the May 31, 2008 audited financial statements. Only changes in accounting policies have been disclosed in these unaudited interim financial statements. Management acknowledges responsibility for the preparation and presentation of the period end unaudited interim financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for ensuring that management fulfills its financial reporting responsibilities and for reviewing and approving the period end unaudited interim financial statements together with other financial information. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process and the period end unaudited interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the period end unaudited interim financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

Management's Report on Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on “Internal Control Over Financial Reporting – Guidance For Smaller Public Companies” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at February 28, 2009.

Conclusion Relating to Disclosure Controls and Procedures

An evaluation was performed under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as defined in the Multilateral Instrument 52-109. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Company’s disclosure controls and procedures were effective as at February 28, 2009.

Notice to Reader

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these unaudited interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Balance Sheets
(Expressed in Canadian Dollars)

	February 28,	May 31,
(Unaudited)	2009	2008
Assets
Current assets
Cash	$289,218	$84,856
Short term investments	405,740	1,011,410
GST and sundry receivable	6,262	40,664
Prepaid expenses	36,500	150,166
	737,720	1,287,096
Reclamation bond	16,682	13,090
Due from a related party (Note 11(iv))	10,000	90,000
Mining interests (Note 5)	9,329,748	10,282,950
	$10,094,150	$11,673,136
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$87,062	$118,526
Asset retirement obligation	16,682	13,090
	103,744	131,616

Shareholders' equity	9,990,406	11,541,520
	$10,094,150	$11,673,136

Nature of operations and going concern assumption (Note 1)

The notes to unaudited interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

					Cumulative
					from date of
					inception
					of the
	Three Months Ended		Nine Months Ended		exploration
	February 28,	February 29,	February 28,	February 29,	stage (March
(Unaudited)	2009	2008	2009	2008	26, 2004)

Expenses
Stock based compensation	$-	$-	$-	$1,003,275	$4,030,125
Investor relations, business development and reporting issuer maintenance costs	35,660	102,002	75,007	772,967	1,774,102
Professional fees	47,568	61,083	111,825	223,890	1,167,797
Management services	62,769	(15,197)	175,846	129,839	1,263,835
Office and administration	34,333	71,915	50,749	197,038	698,308
Exploration expenses	-	-	4,656	-	4,656
Flow-through interest expense	2,747	44,688	2,747	44,688	188,801
Write-down of marketable securities	-	-	-	-	25,000
Debt forgiveness (Note 11(iv))	60,000	-	60,000	-	61,235

	243,077	264,491	480,830	2,371,697	9,213,859

Loss before the under noted	(243,077)	(264,491)	(480,830)	(2,371,697)	(9,213,859)
Interest income	2,204	14,920	5,252	50,815	86,821
Write-off of mineral properties	(1,469,669)	-	(1,469,669)	-	(1,998,045)
Forgiveness of debt	-	-	-	-	35,667
Site restoration costs	-	-	-	(30,000)	-
Failed merger costs	-	-	-	-	(170,000)

Loss before income taxes	(1,710,542)	(249,571)	(1,945,247)	(2,350,882)	(11,259,416)
Future income tax (recovery)	(120,833)	(215,456)	(120,833)	(215,456)	(1,675,990)

Net loss and comprehensive loss for the period	$(1,589,709)	$(34,115)	$(1,824,414)	$(2,135,426)	$(9,583,426)

Basic loss per share (Note 9)	$(0.04)	$(0.00)	$(0.05)	$(0.06)

Diluted loss per share (Note 9)	$(0.04)	$(0.00)	$(0.05)	$(0.06)

The notes to unaudited interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Accumulated Deficit
(Expressed in Canadian Dollars)

					Cumulative
					from date of
					inception
					of the
	Three Months Ended		Nine Months Ended		exploration
	February 28,	February 29,	February 28,	February 29,	stage (March
(Unaudited)	2009	2008	2009	2008	26, 2004)

Accumulated deficit
Balance at beginning of period	$(11,427,965)	$(10,288,737)	$(11,193,260)	$(8,187,426)	$(3,434,248)
Net loss for the period	(1,589,709)	(34,115)	(1,824,414)	(2,135,426)	(9,583,426)

Balance at end of period	$(13,017,674)	$(10,322,852)	$(13,017,674)	$(10,322,852)	$(13,017,674)

The notes to unaudited interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars)
(Unaudited)

			Contributed	Accumulated
	Share capital	Warrants	surplus	deficit	Total

At May 31, 2007	$11,019,703	$2,611,614	$3,356,344	$(8,187,426)	$8,800,235

Private placement	4,950,150	-	-	-	4,950,150
Warrant valuation	(940,212)	1,167,629	-	-	227,417
Mineral property acquisition	45,800	-	-	-	45,800
Exercise of warrants	66,544	-	-	-	66,544
Fair value of warrants exercised	36,673	(36,673)	-	-	-
Stock based compensation	-	-	1,433,600	-	1,433,600
Cost of issue - cash laid out	(488,720)	-	-	-	(488,720)
Cost of issue - broker warrants valuation	(227,417)	-	-	-	(227,417)
Flow-through cost of issue	(260,255)	-	-	-	(260,255)
Net loss for the year	-	-	-	(3,005,834)	(3,005,834)

At May 31, 2008	$14,202,266	$3,742,570	$4,789,944	$(11,193,260)	$11,541,520

Mineral property acquisition	10,800	-	-	-	10,800
Private placement	416,666	-	-	-	416,666
Cost of issue - cash laid out	(33,333)	-	-	-	(33,333)
Cost of issue - broker warrants valuation	(30,666)	30,666	-	-	-
Flow-through cost of issue	(120,833)	-	-	-	(120,833)
Warrants expired	-	(522,150)	522,150	-	-
Net loss for the period	-	-	-	(1,824,414)	(1,824,414)

At February 28, 2009	$14,444,900	$3,251,086	$5,312,094	$(13,017,674)	$9,990,406

The notes to unaudited interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Cash Flows
(Expressed in Canadian Dollars)

					Cumulative
					from date of
					inception
					of the
	Three Months Ended		Nine Months Ended		exploration
	February 28,	February 29,	February 28,	February 29,	stage (March
(Unaudited)	2009	2008	2009	2008	26, 2004)

Cash flows from operating activities
Net loss for the period	$(1,589,709)	$(34,115)	$(1,824,414)	$(2,135,426)	$(9,583,426)
Items not involving cash:
Write-down of marketable securities	-	-	-	-	25,000
Forgiveness of debt	-	-	-	-	(35,667)
Debt forgiveness (Note 11(iv))	60,000	-	60,000	-	61,235
Accrued bonus (Note 11(iv))	20,000	-	20,000	-	20,000
Stock based compensation	-	-	-	1,162,525	4,030,125
Future income tax recovery	(120,833)	(215,456)	(120,833)	(215,456)	(1,675,990)
Accrued interest income	-	(9,889)	-	(28,035)	(36,410)
Write-off of mineral properties	1,469,669	-	1,469,669	-	1,998,045
Changes in non-cash working capital items:
GST and sundry receivable	2,191	127,561	34,402	198,026	(5,772)
Prepaid expenses	(5,068)	73,807	113,666	22,872	(36,500)
Accounts payable and accrued liabilities	51,103	(41,865)	(31,464)	(320,824)	93,232

Cash flows used in operating activities	(112,647)	(99,957)	(278,974)	(1,316,318)	(5,146,128)

Cash flows from financing activities
Loans from related parties	-	-	-	-	(28,594)
Share/warrant issuance	416,666	1,464,550	416,666	5,016,694	18,052,210
Cost of issuance	(33,333)	(101,654)	(33,333)	(487,499)	(1,761,809)
Proceeds from loan	-	-	-	-	175,000
Repayment of loan	-	-	-	-	(75,000)

Cash flows provided by financing activities	383,333	1,362,896	383,333	4,529,195	16,361,807

Cash flows from investing activities
Purchase of reclamation bond	-	205	-	(12,923)	(13,090)
Redemption (purchase) of short term investments	(2,204)	-	605,670	(975,000)	(369,330)
Exploration advances	-	-	-	312,491	-
Expenditures on mining interests	(54,799)	(492,472)	(505,667)	(2,912,714)	(10,454,041)
Due from a related party	-	-	-	-	(90,000)

Cash flows provided by (used in) investing activities	$(57,003)	$(492,267)	$100,003	$(3,588,146)	$(10,926,461)

The notes to unaudited interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Cash Flows
(Expressed in Canadian Dollars)

					Cumulative
					from date of
					inception
					of the
	Three Months Ended		Nine Months Ended		exploration
	February 28,	February 29,	February 28,	February 29,	stage (March
(Unaudited)	2009	2008	2009	2008	26, 2004)

Change in cash during the period	$213,683	$770,672	$204,362	$(375,269)	$289,218

Cash, beginning of period	75,535	153,336	84,856	1,299,277	-

Cash, end of period	$289,218	$924,008	$289,218	$924,008	$289,218

Supplement schedule of non-cash transactions
Share issuance included in mining interest	$-	$-	$10,800	$35,000	$563,875
Warrant issuance included in mining interest	$-	$-	$-	$-	$184,750
Stock-option compensation included in mining interest	$-	$-	$-	$111,475	$111,475
Interest paid	$-	$-	$-	$-	$45,159

The notes to unaudited interim financial statements are an integral part of these statements

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Mineral Properties
(Expressed in Canadian Dollars)

					Cumulative
	Three Months Ended		Nine Months Ended		from date of
	February 28,	February 29,	February 28,	February 29,	inception
(Unaudited)	2009	2008	2009	2008	of projects

Pony Creek Carlin Trend Project, Nevada, USA
Balance, beginning of period	$5,884,391	$5,580,151	$5,679,340	$4,386,457	$-

Drilling, assays and related field work	-	44,418	96,595	939,803	4,690,650
Project administration and general	-	4,102	14,090	15,482	72,121
Property acquisition and holding costs	13	-	94,379	286,929	1,121,633

Total expenditures during the period	13	48,520	205,064	1,242,214	5,884,404

Balance, end of period	$5,884,404	$5,628,671	$5,884,404	$5,628,671	$5,884,404

Red Lake Gold Camp, Ontario, Canada
Balance, beginning of period	$3,405,844	$2,388,849	$3,275,971	$1,531,160	$-

Drilling, assays and related field work	39,264	375,562	157,897	1,158,251	2,921,638
Property acquisition and holding costs	236	-	11,476	75,000	523,706

Total expenditures during the period	39,500	375,562	169,373	1,233,251	3,445,344

Balance, end of period	$3,445,344	$2,764,411	$3,445,344	$2,764,411	$3,445,344

Rice Lake Gold Camp, Manitoba, Canada
Balance, beginning of period	$1,454,383	$1,003,811	$1,327,639	$668,597	$-

Drilling, assays and related field work	15,356	70,540	177,093	405,754	1,122,419
Project administration and general	(70)	-	237	-	237
Property acquisition and holding costs	-	-	-	-	382,313
Government refund	-	-	(35,300)	-	(35,300)
Write-off	(1,469,669)	-	(1,469,669)	-	(1,469,669)

Total expenditures during the period	(1,454,383)	70,540	(1,327,639)	405,754	-

Balance, end of period	$-	$1,074,351	$-	$1,074,351	$-

The notes to unaudited interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Mineral Properties
(Expressed in Canadian Dollars)

					Cumulative
	Three Months Ended		Nine Months Ended		from date of
	February 28,	February 29,	February 28,	February 29,	inception
(Unaudited)	2009	2008	2009	2008	of projects

Rocky Ridge Gold Property, Manitoba, Canada
Balance, beginning of period	$-	$728,524	$-	$548,404	$-

Drilling, assays and related field work	-	(2,150)	-	177,094	415,904
Project administration and general	-	-	-	876	-
Property acquisition and holding costs	-	-	-	-	112,472
Write-off	-	-	-	-	(528,376)

Total expenditures during the period	-	(2,150)	-	177,970	-

Balance, end of period	$-	$726,374	$-	$726,374	$-

Total	$9,329,748	$10,193,807	$9,329,748	$10,193,807	$9,329,748

The notes to unaudited interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 28, 2009
(Expressed in Canadian Dollars)
(Unaudited)

1.	Nature of operations and going concern

Grandview Gold Inc. (the "Company" or "Grandview") is a gold exploration company focused on exploring and developing gold properties in gold camps of North America.

The Company was incorporated under the laws of the Province of Ontario. The Company was previously in the business of investing significant equity interests in high-technology companies. As at March 26, 2004, the Company changed its direction to a gold exploration company. To date, the Company has not earned significant revenues from gold exploration and is considered to be in the exploration stage. As such, the Company will be applying Accounting Guideline 11 "Enterprises in the Development Stage" as required by the Canadian Institute of Chartered Accountants' ("CICA") Handbook effective March 26, 2004 onwards.

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), as applicable to a going concern which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The ability of the Company to continue operations is dependent upon obtaining the necessary financing to complete the development of a mineral property. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, as described in the following paragraph. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying unaudited interim financial statements.

The Company's financing efforts to date, while substantial, are not sufficient in and of themselves to enable the Company to fund all aspects of its operations. Management expects that the Company, based upon the underlying value of its exploration projects, will be able to secure the necessary financing to meet the Company’s requirements on an ongoing basis. Nevertheless, there is no assurance that these initiatives will be successful.

2.	Basis of presentation and accounting policies

The unaudited interim financial statements have been prepared by the Company in accordance with GAAP. The preparation of the unaudited interim financial statements is based on accounting policies and practices consistent with those used in the preparation of the audited annual financial statements except as noted below. The accompanying unaudited interim financial statements should be read in conjunction with the notes to the Company’s audited financial statements for the year ended May 31, 2008, since they do not contain all disclosures required by GAAP for annual financial statements. These unaudited interim financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective unaudited interim periods presented.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 28, 2009
(Expressed in Canadian Dollars)
(Unaudited)

2.	Basis of presentation and accounting policies (continued)

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments – Disclosures (Handbook Section 3862), and Financial Instruments – Presentation (Handbook Section 3863). These new standards became effective for the Company on June 1, 2008.

Capital Disclosures

Handbook Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non- compliance. The Company has included disclosures recommended by the new Handbook section in Note 3 to these interim financial statements.

Financial Instruments

Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook sections in Note 4 to these interim financial statements.

Section 1400, General Standard of Financial Statement Presentation

This section specifies requirements to assess an entity’s ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. The Company disclosure reflects such assessment.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the Emerging Issues Committee of the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which applies to interim and annual financial statements for periods ending on or after January 20, 2009. The Company has evaluated the new section and determined that adoption of these new requirements will have no impact on the Company’s financial statements.

Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee of the CICA approved an abstract EIC-174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general. The Company has applied this new abstract for the three and nine months ended February 28, 2009 and there was no significant impact on its financial statements as a result of applying this abstract.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 28, 2009
(Expressed in Canadian Dollars)
(Unaudited)

2.	Basis of presentation and accounting policies (continued)

Future accounting changes

International Financial Reporting Standards [“IFRS”]

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of IFRS on its financial statements.

Goodwill and Intangible Assets

In November 2007, the CICA approved Handbook Section 3064, “Goodwill and Intangible Assets” which replaces the existing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The Company is currently assessing the impact of this new accounting standard on its financial statements.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling interests". These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - Consolidated and Separate Financial Statements. The Company is in the process of evaluating the requirements of the new standards.

3.	Capital management

The Company considers its capital structure to consist of share capital, warrants, contributed surplus and accumulated deficit. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition, exploration and development of its mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management team to sustain the future development of the business.

The properties in which the Company currently has an interest are in the exploration stage. As such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration program and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts when economic conditions permit it to do so.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 28, 2009
(Expressed in Canadian Dollars)
(Unaudited)

3.	Capital management (continued)

Management has chosen to mitigate the risk and uncertainty associated with raising additional capital within current economic conditions by:

	i)	minimizing discretionary disbursements;

	ii)	reducing or eliminating exploration expenditures which are of limited strategic value; and

	iii)	exploring alternate sources of liquidity.

In light of the above, the Company will continue to assess new properties and seek to acquire an interest in additional properties if it believes there is sufficient potential and if it has adequate financial resources to do so.

There were no changes in the Company's approach to capital management during the the three and nine months ended February 28, 2009. The Company is not subject to externally imposed capital requirements.

4.	Risk factors

The Company’s significant mineral properties are: (i) Pony Creek Carlin Trend Project, Nevada, USA; and (ii) Red Lake Gold Camp, Ontario, Canada (collectively called the "Properties").

Unless the Company acquires or develops additional significant properties, the Company will be solely dependent upon the Properties. If no additional mineral properties are acquired by the Company, any adverse development affecting the Properties would have a material adverse effect on the Company's financial condition and results of operations.

The Company's risk exposures and their impact on the Company's financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, short term investments, GST and sundry receivable and due from a related party. Cash and short term investments are held with a reputable Canadian chartered bank, from which management believes the risk of loss to be minimal.

Financial instruments included in GST and sundry receivable and due from a related party consist of sales tax receivable from government authorities in Canada, deposits held with service providers and a loan provided to the President and CEO of the Company. GST and sundry receivable and due from a related party are in good standing as of February 28, 2009. Management believes that the credit risk concentration with respect to financial instruments included in GST and sundry receivable and due from a related party is minimal.

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at February 28, 2009, the Company had a cash and short term investments balance of $694,958 (May 31, 2008 - $1,096,266) to settle current liabilities of $87,062 (May 31, 2008 - $118,526). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 28, 2009
(Expressed in Canadian Dollars)
(Unaudited)

4.	Risk factors (continued)

Market risk

Market risk is the risk of loss that may arise from changes in interest rates, foreign exchange rates and commodity prices.

(a) Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by the Company's Canadian chartered bank. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its bank.

(b) Foreign currency risk

The Company's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. As a result, the Company's exposure to foreign currency risk is minimal.

(c) Price risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as it relates to gold to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis

The Company has, for accounting purposes, designated its cash and short term investments as held for trading, which is measured at fair value. GST and sundry receivable and due from a related party are classified for accounting purposes as loans and receivables, which are measured at amortized cost which equals fair value. Accounts payable and accrued liabilities are classified for accounting purposes as other financial liabilities, which are measured at amortized cost which also equals fair value.

As of February 28, 2009, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

The sensitivity analysis shown in the notes below may differ materially from actual results.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a nine month period:

(i) Short term investments are subject to floating interest rates. As at February 28, 2009, if interest rates had decreased/increased by 1% with all other variables held constant, the loss for the nine months ended February 28, 2009 would have been approximately $3,000 higher/lower, as a result of lower/higher interest income from short term investments. As at February 28, 2009, reported shareholders' equity would have been approximately $3,000 lower/higher as a result of lower/higher interest income from short term investments.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 28, 2009
(Expressed in Canadian Dollars)
(Unaudited)

4.	Risk factors (continued)

Sensitivity analysis (continued)

(ii) The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.

(iii) Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of gold. Gold has fluctuated widely in recent years. There is no assurance that, even as commercial quantities of gold may be produced in the future, a profitable market will exist for gold. A decline in the market price of gold may also require the Company to reduce its mining interests, which could have a material and adverse effect on the Company’s value. As of February 28, 2009, the Company was not a gold producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

5.	Mining interests

On a quarterly basis, management of the Company reviews exploration expenditures to ensure mining interests include only costs and projects that are eligible for capitalization.

For a description of mining interests, refer to Note 6 of the audited financial statements as at May 31, 2008. There were no significant changes to mining interests that occurred from June 1, 2008 to February 28, 2009 except as follows:

(a)

On September 11, 2008, the Company reported that it has incurred the expenditures required to successfully fulfill the terms of its option agreement with EMCO Corporation SA ("EMCO") to earn a 60% undivided interest in the Sanshaw-Bonanza property.

(b) The Company determined that the carrying value of its Rice Lake Gold Camp in Manitoba, Canada could not be supported, resulting in an impairment charge of $1,469,669.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 28, 2009
(Expressed in Canadian Dollars)
(Unaudited)

6.	Share capital

	(a)	Authorized

Unlimited number of common shares

Unlimited number of preference shares. The preference shares are without par value, redeemable, voting, non- participating, and are convertible into common shares at the rate of one common share for five preference shares (none currently issued and outstanding).

	(b)	Issued

	Number
	of
	shares	Amount

Balance, May 31, 2004 and March 26, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue - warrant valuation	-	(35,200)
Cost of issue - cash laid out	-	(124,081)

Balance, May 31, 2005	11,851,494	$4,781,750
Private placement	2,019,104	2,523,880
Debt conversion	80,000	100,000
Warrant valuation	-	(178,023)
Private placement	590,320	737,900
Warrant valuation	-	(111,498)
Shares issued for a finders' fee	160,000	200,000
Private placement	400,000	500,000
Private placement	3,985,974	4,384,571
Warrant valuation	-	(1,335,301)
Cost of issue - broker warrant valuation	-	(462,173)
Cost of issue - cash laid out	-	(866,375)
Flow-through cost of issue	-	(731,430)

Balance, May 31, 2006	19,086,892	$9,543,301

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 28, 2009
(Expressed in Canadian Dollars)
(Unaudited)

6.	Share capital (continued)

	(b)	Issued (continued)

	Number
	of
	shares	Amount

Balance, May 31, 2006	19,086,892	$9,543,301
Private placement	2,399,998	1,559,999
Warrant valuation	-	(284,400)
Mineral property acquisition	50,000	34,500
Mineral property acquisition	55,000	22,000
Private placement	3,250,000	1,462,500
Warrant valuation	-	(339,625)
Cost of issue - cash laid out	-	(249,300)
Cost of issue - finder options valuation	-	(165,800)
Flow-through cost of issue	-	(563,472)

Balance, May 31, 2007	24,841,890	$11,019,703
Private placement	11,169,000	4,950,150
Warrant valuation	-	(940,212)
Mineral property acquisition	130,000	45,800
Exercise of warrants	147,875	66,544
Exercise of warrants valuation	-	36,673
Cost of issue - cash laid out	-	(488,720)
Cost of issue - broker warrants valuation	-	(227,417)
Flow-through cost of issue	-	(260,255)

Balance, May 31, 2008	36,288,765	$14,202,266
Mineral property acquisition (i)	30,000	10,800
Private placement (ii)	8,333,333	416,666
Cost of issue - cash	-	(33,333)
Cost of issue - broker warrants valuation	-	(30,666)
Flow-through cost of issue	-	(120,833)

Balance, February 28, 2009	44,652,098	$14,444,900

(i) On July 11, 2008, the Company issued 30,000 common shares to EMCO related to an option to acquire a 60 percent interest in 10 unpatented and 2 patented claims for the Sanshaw-Bonanza gold property.

(ii) On December 5, 2008, the Company closed a brokered private placement (the “Offering”) with Sandfire Securities Inc. The Offering resulted in the issuance of 8,333,333 flow-through common shares (the “Common Shares”) to the MineralFields Group at a purchase price of $0.05 per share for gross proceeds of $416,666. The securities issued pursuant to Offering were subject to a four (4) month statutory hold commencing from the date of issuance.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 28, 2009
(Expressed in Canadian Dollars)
(Unaudited)

6.	Share capital (continued)

(b) Issued (continued)

In connection with the Offering, Grandview paid a cash fee of 8% of the gross proceeds raised ($33,333) under the Offering and also issued broker warrants to acquire 666,666 Common Shares at a price of $0.05 per Common Share for a period of 24 months after closing. The fair value of each warrant was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 156.7%; risk-free interest rate of 1.52% and an expected average life of 2 years. The value assigned was $30,666.

Pursuant to the terms of the flow-through share agreements, the tax attributes of the related expenditures are renounced to subscribers. As a result, the Company is required to recognize a foregone tax benefit of $120,833 at the time of renouncement.

7.	Warrants

	Number of	Weighted Average
	Warrants	Exercise Price

Balance, May 31, 2004 and March 26, 2004	-	$-
Issued	602,500	1.44
Expired/cancelled	-	-

Balance, May 31, 2005	602,500	$1.44
Issued	3,435,238	1.63
Expired/cancelled	(602,500)	(1.44)

Balance, May 31, 2006	3,435,238	$1.63
Issued	4,189,999	0.91
Expired/cancelled	(1,043,654)	1.60

Balance, May 31, 2007	6,581,583	$1.18
Issued	5,853,480	0.62
Issued	73,937	0.65
Exercised	(147,875)	0.45

Balance, May 31, 2008	12,361,125	$0.92
Expired	(2,039,999)	(1.14)
Issued	666,666	0.05

Balance, February 28, 2009	10,987,792	$0.83

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 28, 2009
(Expressed in Canadian Dollars)
(Unaudited)

7.	Warrants (continued)

The following are the warrants outstanding at February 28, 2009:

Number of	Fair	Exercise	Expiry
Warrants	Value	Price	Date

1,698,937	$366,316	$0.65	March 16, 2009
177,125	43,927	0.45	March 16, 2009
1,992,987	1,335,301	1.75	March 27, 2009
398,597	301,738	1.10	March 27, 2009
4,357,000	714,548	0.65	July 6, 2009
687,120	145,670	0.40	July 6, 2009
656,000	225,664	0.70	December 21, 2009
153,360	55,056	0.60	December 21, 2009
200,000	32,200	1.40	February 8, 2010
666,666	30,666	0.05	December 4, 2010

10,987,792	$3,251,086

8.	Stock options

	Number	Weighted Average
	of	Exercise
	Stock Options	Price

Balance, May 31, 2004 and March 26, 2004	-	$-
Granted	1,225,000	1.01
Cancelled	(100,000)	1.00

Balance, May 31, 2005	1,125,000	$1.06
Granted	1,100,000	1.55

Balance, May 31, 2006	2,225,000	$1.28
Granted	1,250,000	1.06
Expired	(375,000)	1.00
Cancelled	(250,000)	1.19

Balance, May 31, 2007	2,850,000	$1.26
Granted	2,700,000	0.63
Expired	(850,000)	1.13
Cancelled	(125,000)	1.38

Balance, May 31, 2008	4,575,000	$0.89
Cancelled	(175,000)	0.68

Balance, February 28, 2009	4,400,000	$0.90

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 28, 2009
(Expressed in Canadian Dollars)
(Unaudited)

8.	Stock options (continued)

The following are the stock options outstanding and exercisable at February 28, 2009:

	Options outstanding			Options exercisable
		Weighted
		average
		remaining	Weighted		Weighted
	Number	contractual	average	Number	average
Expiry Date	of Options	life	exercise price	of options	exercise price

October 1, 2009	600,000	0.59 years	$1.00	600,000	$1.00
December 20, 2009	75,000	0.81	1.10	75,000	1.10
April 15, 2010	700,000	1.13	0.50	700,000	0.50
January 6, 2011	150,000	1.85	1.25	150,000	1.25
April 3, 2011	550,000	2.09	1.80	550,000	1.80
October 31, 2011	500,000	2.67	1.00	500,000	1.00
September 27, 2012	1,825,000	3.58	0.68	1,825,000	0.68

	4,400,000	2.39 years	$0.90	4,400,000	$0.90

9.	Basic and diluted loss per share

	Three Months Ended		Nine Months Ended
	February 28,	February 29,	February 28,	February 29,
	2009	2008	2009	2008

Numerator for basic loss per share	$(1,589,709)	$(34,115)	$(1,824,414)	$(2,135,426)

Numerator for diluted loss per share	$(1,589,709)	$(34,115)	$(1,824,414)	$(2,135,426)

Denominator:
Weighted average number of common shares - basic	44,172,646	35,645,781	40,253,842	33,191,201

Weighted average number of common shares - diluted	44,172,646	35,645,781	40,253,842	33,191,201

Basic and diluted loss per share	$(0.04)	$(0.00)	$(0.05)	$(0.06)

Diluted loss per share reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants and the conversion of convertible securities. However, the effect of outstanding warrants and stock options was not calculated as the effect would be anti-dilutive.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 28, 2009
(Expressed in Canadian Dollars)
(Unaudited)

10.	Segmented information

The Company's operations comprise a single reporting operating segment engaged in mineral exploration (May 31, 2008 - same). As the operations comprise a single reporting segment, amounts in the unaudited interim financial statements for loss for the periods presented also represent segment amounts.

The Company operates in two geographic segments for the nine months ended February 28, 2009 and year ended May 31, 2008 as follows:

	February 28,	May 31,
Assets	2009	2008

Canada	$4,209,746	$5,993,796
United States of America	5,884,404	5,679,340

Total	$10,094,150	$11,673,136

11.	Related party transactions not disclosed elsewhere

i)

For the three and nine months ended February 28, 2009, $5,000 and $35,000, respectively (three and nine months ended February 29, 2008 - $15,000 and $51,000, respectively) was paid to the former interim CEO and current chairman of the Company for consulting services.

ii)

For the three and nine months ended February 28, 2009, $39,500 and $126,500, respectively (three and nine months ended February 29, 2008 - $55,500 and $130,500, respectively) was paid to the president and CEO of the Company for consulting services. Included in this amount was $12,750 and $32,750, respectively capitalized to mining interests (three and nine months ended February 29, 2008 - $100,500 and $130,500, respectively was capitalized to mining interests). Also, $2,000 and $14,000, respectively in car and office allowances (three and nine months ended February 29, 2008 - $6,000 and $18,000, respectively) was included in this amount.

iii)

For the three and nine months ended February 28, 2009, $11,000 and $43,638, respectively, (three and nine months ended February 29, 2008 - $21,000 and $60,333 respectively) in consulting fees were also paid or accrued to the Chief Financial Officer of the Company.

iv)

The Company provided a loan of $90,000 to the president and CEO of the Company. The remaining balance of the loan is $10,000. The loan is unsecured, bears no interest and is due on October 31, 2009. As at February 28, 2009, $60,000 of the loan was forgiven and $20,000 was treated as a 2008 bonus.

These transactions were in the normal course of operations and were measured at the exchange value which is represented by the amount of consideration established and agreed to by the related parties.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 28, 2009
(Expressed in Canadian Dollars)
(Unaudited)

12.	Differences between Canadian GAAP and US GAAP

The Company's unaudited interim financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounted for its stock compensation plan as described in Note 2(g) in the fiscal 2008 audited financial statements under which CICA Handbook Section 3870 requires that compensation for option awards to employees and consultants be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after June 1, 2003. Accordingly, a fair value compensation expense is reported for any options that were granted and vested during an interim or fiscal period. Prior to this accounting policy, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for fiscal 2004. For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standards Board (FASB) Statement 148 effective as of June 1, 2003, which provisions allow the Company to record compensation expense for stock options granted in fiscal 2004 and all future periods based on the estimated fair value of such option, using the prospective method. In December 2004, FASB issued Statement 123 (Revised 2004), "Share-Based Payment," which mandates the recording of compensation expense based on the fair value of such options.

Prior to June 1, 2003, the Company accounted for its stock-based compensation plan for US GAAP purposes under FASB statement 123, under which no compensation expense was required to be recognized in fiscal 2003.

For the nine months ended ended February 28, 2009, 2008, and 2007, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes would be equal to the expense recorded for Canadian GAAP purposes for the nine months ended February 28, 2009, 2008, and 2007. Had the Company adopted (FASB) Statement 148 for fiscal 2004, there would be no affect on earnings since no stock options were issued in that year.

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(c) of the audited annual financial statements for May 31, 2008, while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Mineral property rights relating to the properties are capitalized and they are tested for impairment.

Prior to June 1, 2007, under Canadian GAAP marketable securities and long-term investments are carried at the lower of cost or market, and adjustments to the carrying value are shown as an expense on the statement of operations. Under US GAAP marketable equity securities are carried at market value, and changes to the market value are shown as a component of shareholder's equity (if the securities are classified as available-for- sale securities) or as gain or loss in the statement of operations (if the securities are classified as trading securities). Effective June 1, 2007, the Company's accounting for financial instruments, equity and comprehensive income under US GAAP is substantially equivalent to the accounting under Canadian GAAP.

Canadian GAAP provides that a tax benefit be recorded in the statement of operations to reflect the recovery of future income taxes relating to the renunciation of resource property expenditures to the Company's flow- through share investors (see Note 11 of the audited annual financial statements for May 31, 2008). US GAAP has no such provision; consequently, the US GAAP statement of operations contains no such tax benefit.

Under Canadian GAAP, the Company does not impute interest on loans to related parties, while under US GAAP, imputed interest is required to be recorded for the purpose of preparing financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 28, 2009
(Expressed in Canadian Dollars)
(Unaudited)

12.	Differences between Canadian GAAP and US GAAP (continued)

Had the Company's balance sheets as at February 28, 2009 and May 31, 2008 been prepared using US GAAP, such balance sheets would be presented as follows:

	February 28, 2009	May 31, 2008

Assets
Current assets
Cash	$289,218	$84,856
Short term investments	405,740	1,011,410
GST and sundry receivable	6,262	40,664
Prepaid expenses	36,500	150,166

	737,720	1,287,096

Reclamation bond	16,682	13,090
Due from a related party	12,677	102,296
Mineral property rights	1,645,339	1,921,797

	$2,412,418	$3,324,279

Liabilities
Current liabilities
Accounts payable	$41,426	$73,526
Accrued liabilities	45,636	45,000

	87,062	118,526
Assets retirement obligation	16,682	13,090

	103,744	131,616

Shareholders' equity
Share capital
Authorized - unlimited common shares
Issued
Common shares	16,120,890	15,757,423
Additional paid in capital	1,170,494	648,344
Warrants	3,251,086	3,742,570
Cumulative adjustments to marketable securities	(315,539)	(315,539)
Deferred stock-option compensation	4,141,600	4,141,600
Deficit accumulated before change to an exploration stage company	(3,133,943)	(3,133,943)
Deficit accumulated during the exploration stage	(18,925,914)	(17,647,792)

	2,308,674	3,192,663

	$2,412,418	$3,324,279

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 28, 2009
(Expressed in Canadian Dollars)
(Unaudited)

12.	Differences between Canadian GAAP and US GAAP (continued)

Under US GAAP, exploration stage companies are required to provide cumulative-from-inception information relating to income statements, statements of cash flows, and statements of changes in shareholders' equity. Inception has been deemed to be March 26, 2004, the date on which the Company, at a shareholders' meeting, made the decision to return to the business of exploration as its primary business focus. The Company's statements of operations and comprehensive loss under US GAAP are as follows:

Statements of Operations and Comprehensive Loss

				Cumulative
	Nine Months Ended			from date
	February 28,	February 29,	February 28,	of inception
	2009	2008	2007	("March 26, 2004")

Expenses
General exploration	$415,268	$2,697,260	$2,789,371	$9,172,297
Management services	175,846	129,839	246,364	1,263,835
Investor relations, business development and reporting issuer maintenance costs	75,007	772,967	358,730	1,774,102
Debt forgiveness	60,000	-	-	61,235
Professional fees	111,825	223,890	285,149	1,167,797
Office and administration	63,045	197,038	110,433	710,604
Flow-through interest expense	2,747	44,688	141,366	188,801
Loss on forgiveness of debt	-	-	-	(35,667)
Stock based compensation	-	1,003,275	1,302,187	4,030,125
Failed merger costs	-	-	-	170,000
Site restoration costs	-	30,000	-	-
Write-down of marketable securities	-	-	-	9,766

Loss before the under noted	(903,738)	(5,098,957)	(5,233,600)	(18,512,895)
Interest income	7,929	50,815	21,584	101,794
Write-off mineral property rights	(382,313)	-	-	(514,813)

Net loss for the period and from date of inception	(1,278,122)	(5,048,142)	(5,212,016)	(18,925,914)

Comprehensive (loss) items:
Write-down of marketable securities	-	-	(9,766)	(15,234)

Comprehensive loss for the period	$(1,278,122)	$(5,048,142)	$(5,221,782)	$(18,941,148)

Loss per common share
Basic	$(0.03)	$(0.15)	$(0.26)
Diluted	$(0.03)	$(0.15)	$(0.26)

Comprehensive loss per
common share
Basic	$(0.03)	$(0.15)	$(0.27)
Diluted	$(0.03)	$(0.15)	$(0.27)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 28, 2009
(Expressed in Canadian Dollars)
(Unaudited)

12.	Differences between Canadian GAAP and US GAAP (continued)

Statements of Changes in Shareholders' Equity

The changes in common shares from March 26, 2004 (date the Company became a exploration stage enterprise) as required by US GAAP is disclosed below:

		Amount
		Under
Common Shares	Shares	US GAAP

Common shares before change to a exploration stage company and
as of March 26, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue - warrant valuation	-	(35,200)
Cost of issue - cash laid out	-	(124,081)

Balance, May 31, 2005	11,851,494	$4,781,750
Private placement	2,019,104	2,523,880
Debt conversation	80,000	100,000
Warrant valuation	-	(178,023)
Private placement	590,320	737,900
Warrant valuation	-	(111,498)
Shares issued for a finders' fee	160,000	200,000
Private placement	400,000	500,000
Private placement	3,985,974	4,384,571
Warrant valuation	-	(1,335,301)
Cost of issue - broker warrant valuation	-	(462,173)
Cost of issue - cash laid out	-	(866,375)

Balance, May 31, 2006	19,086,892	$10,274,731
Private placement	2,399,998	1,559,999
Warrant valuation	-	(284,400)
Mineral property acquisition	50,000	34,500
Mineral property acquisition	55,000	22,000
Private placement	3,250,000	1,462,500
Warrant valuation	-	(339,625)
Cost of issue - cash laid out	-	(249,300)
Cost of issue - finder options valuation	-	(165,800)

Balance, May 31, 2007	24,841,890	$12,314,605

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 28, 2009
(Expressed in Canadian Dollars)
(Unaudited)

12.	Differences between Canadian GAAP and US GAAP (continued)

Statements of Changes in Shareholders' Equity (continued)

		Amount
		Under
Common Shares (continued)	Shares	US GAAP

Balance, May 31, 2007	24,841,890	$12,314,605
Private placements	11,169,000	4,950,150
Warrants valuation	-	(940,212)
Mineral property acquisition	130,000	45,800
Exercise of warrants	147,875	66,544
Exercise of warrants valuation	-	36,673
Cost of issue - cash laid out	-	(488,720)
Cost of issue - broker warrants valuation	-	(227,417)

Balance, May 31, 2008	36,288,765	$15,757,423
Mineral property acquisition	30,000	10,800
Private placement	8,333,333	416,666
Cost of issue - cash	-	(33,333)
Cost of issue - broker warrants valuation	-	(30,666)

Balance, February 28, 2009	44,652,098	$16,120,890

Other changes in shareholders' equity are presented as follows:

Additional paid in capital
Balance from inception and as of May 31, 2004 and 2005	$25,000
Expired warrants	173,388
Balance, May 31, 2006	$198,388
Expired warrants	449,956
Balance, May 31, 2007 and May 31, 2008	$648,344
Expired warrants	522,150
Balance, February 28, 2009	$1,170,494

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 28, 2009
(Expressed in Canadian Dollars)
(Unaudited)

12.	Differences between Canadian GAAP and US GAAP (continued)

Warrants

Balance from March 26, 2004 to May 31, 2004	$-
Issued	173,388

Balance, May 31, 2005	$173,388
Issued	2,086,995
Expired	(173,388)

Balance, May 31, 2006	$2,086,995
Issued	974,575
Expired	(449,956)

Balance, May 31, 2007	$2,611,614
Issued	1,167,629
Exercised	(36,673)

Balance, May 31, 2008	$3,742,570
Expired	(522,150)
Issued	30,666

Balance, February 28, 2009	$3,251,086

Cumulative adjustments to marketable securities

Balance, June 1, 2001	$(85,625)
Comprehensive loss items	(121,100)

Balance, May 31, 2002	$(206,725)
Comprehensive loss items	(88,580)

Balance, May 31, 2003	$(295,305)
Comprehensive loss items	(5,000)

Balance, March 26, 2004	$(300,305)
Comprehensive loss items	(15,234)

Balance, May 31, 2004, May 31, 2005, May 31, 2006, May 31, 2007, May 31, 2008 and February 28, 2009	$(315,539)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 28, 2009
(Expressed in Canadian Dollars)
(Unaudited)

12.	Differences between Canadian GAAP and US GAAP (continued)

Deferred stock-option compensation

Balance, May 31, 2004	$-
Vesting of stock options	775,613

Balance, May 31, 2005	$775,613
Vesting of stock options	573,700

Balance, May 31, 2006	$1,349,313
Vesting of stock options	1,358,687

Balance, May 31, 2007	$2,708,000
Vesting of stock options	1,433,600

Balance, May 31, 2008 and February 28, 2009	$4,141,600

Deficit accumulated during the exploration stage

Balance, March 26, 2004	$-
Net loss	4,678
Comprehensive loss items	(15,234)

Balance, May 31, 2004	$(10,556)
Net loss	(1,743,463)

Balance, May 31, 2005	$(1,754,019)
Net loss	(3,673,388)

Balance, May 31, 2006	$(5,427,407)
Net loss	(6,062,489)

Balance May 31, 2007	$(11,489,896)
Net loss	(6,157,896)

Balance May 31, 2008	$(17,647,792)
Net loss	(1,278,122)

Balance, February 28, 2009	$(18,925,914)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 28, 2009
(Expressed in Canadian Dollars)
(Unaudited)

12.	Differences between Canadian GAAP and US GAAP (continued)

The Company's statements of cash flows under US GAAP are as follows:

Statements of Cash Flows

				Cumulative
	Nine Months Ended			from date
	February 28,	February 29,	February 28,	of inception
	2009	2008	2007	("March 26, 2004")

Cash flows from operating activities
Net loss for the period	$(1,278,122)	$(5,048,142)	$(5,212,016)	$(18,925,914)
Items not involving cash:
Forgiveness of debt	-	-	-	(35,667)
Write-down of marketable securities	-	-	-	9,766
Debt forgiveness	60,000	-	-	61,235
Accrued bonus	20,000	-	-	20,000
Stock-option compensation	-	1,274,000	1,302,187	4,030,125
Accrued Interest income	9,619	(28,035)	-	(39,087)
Write-off of mineral property rights	382,313	-	-	514,813
Change in non-cash operating working activities:
GST and sundry receivable	34,402	198,026	(73,479)	(11,442)
Prepaid expenses	113,666	22,872	(182,670)	(30,830)
Due from a related party	-	-	(90,000)	(90,000)
Accounts payable	(32,100)	(320,824)	67,369	112,445
Accrued liabilities	636	-	-	(18,652)

Cash flows used in operating activities	(689,586)	(3,902,103)	(4,188,609)	(14,403,208)

Cash flows from financing activities
Repayment of loans from related parties	-	-	-	(28,594)
Share/warrant issuance	416,666	5,016,694	1,559,999	18,052,210
Cost of issue	(33,333)	(487,499)	(124,800)	(1,761,809)
Proceeds from loan	-	-	-	175,000
Repayment of loan	-	-	-	(75,000)

Cash flows provided by financing activities	383,333	4,529,195	1,435,199	16,361,807

Cash flows from investing activities
Purchase of reclamation bond	-	(12,923)	-	(13,090)
Redemption (purchase) of short term investments	605,670	(975,000)	-	(369,330)
Exploration advances	-	312,491	251,325	-
Purchase of mineral property rights	(95,055)	(326,929)	(217,224)	(1,286,962)

Cash flows provided by (used in) investing activities	510,615	(1,002,361)	34,101	(1,669,382)

Change in cash during the period	204,362	(375,269)	(2,719,309)	289,217
Cash, beginning of period	84,856	1,299,277	3,802,800	1

Cash, end of period	$289,218	$924,008	$1,083,491	$289,218

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three and Nine Months Ended February 28, 2009
(Expressed in Canadian Dollars)
(Unaudited)

12.	Differences between Canadian GAAP and US GAAP (continued) Statements of Cash Flows (continued)

				Cumulative
	Nine Months Ended			from date
	February 28,	February 29,	February 28,	of inception
	2009	2008	2007	("March 26, 2004")

Supplement schedule of non-cash transaction
Share issuance included in mining interest	$10,800	$35,000	$56,500	$563,875
Warrant issuance included in mining interest	$-	$-	$184,750	$184,750
Stock-option compensation included in mining interest	$-	$111,475	$-	$111,475
Interest paid	$-	$-	$-	$45,159

Recent US GAAP accounting pronouncements

In June 2008, the FASB issued EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-05”). EITF 07-05 provides guidance on determining whether an equity-linked financial instrument, or embedded feature, is indexed to an entity’s own stock. EITF 07-05 concludes, amongst other matters, that warrants and options issued by an entity with an exercise price that is different from the entity’s functional currency cannot be classified as equity. EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, that the adoption of EITF 07-05 will have on the statements.